SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: April 2023

Commission File Number: 001-36115

HYDRO ONE INC.

(Translation of Registrant’s name into English)

483 Bay Street, South Tower, 8th Floor, Toronto Ontario M5G 2P5 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HYDRO ONE INC. /s/ Paul Harricks
Name: Paul Harricks

Title: Chief Legal Officer

Date: April 13, 2023

EXHIBIT INDEX

99.1	Hydro One Limited news release dated April 13, 2023